UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission file number 001-34886

Elster Group SE
(Translation of Registrant’s Name into English)

Frankenstrasse 362
45133 Essen
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Elster Group SE dated April 8, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Christoph Schmidt-Wolf
Name:	Christoph Schmidt-Wolf
Title:	Managing Director and CFO

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and CLO

Date: April 11, 2011

Press release

Elster Group SE Announces Arrangement of Euro 590 Million Bank Facilities

ESSEN, Germany, April 8, 2011 - Elster Group SE (NYSE: ELT) today announced that it and certain of its subsidiaries entered into a euro 590 million multicurrency revolving credit and bank guarantee facilities agreement (new senior facilities agreement) with a syndicate of 14 banks.

The new senior facilities comprise a multicurrency revolving credit facility in a maximum aggregate amount of euro 450 million and a multicurrency revolving letter of guarantee facility in a maximum aggregate amount of euro 140 million, each maturing in April 2016.

Upon satisfaction of all conditions under the new senior facilities agreement, drawings under the facilities made available under the new senior facilities agreement may be used for general corporate purposes, including, without limitation, the refinancing of existing indebtedness and “bolt-on” acquisitions.  Elster intends to use drawings under the new senior facilities agreement to repay outstanding indebtedness under Elster’s existing senior facilities agreement once all conditions under the new senior facilities agreement are fulfilled.

 “Our new senior facilities agreement provides the company with additional flexibility to support our strategy going forward. The significant interest expressed by our lenders reflects their confidence in Elster’s robust financial profile, solid operating cash flow and prospects for future success,” said Christoph Schmidt-Wolf, Elster’s chief financial officer.

Following is a summary of key terms of the new senior facilities agreement:

Structure. The new senior facilities agreement comprises:

•	a multicurrency revolving credit facility in a maximum aggregate amount of euro 450 million (facility A);

•	a multicurrency revolving letter of guarantee facility in a maximum aggregate amount of euro 140 million (facility B).

Availability. Facility A will be available for general corporate purposes, including the refinancing of our existing indebtedness under Elster’s existing senior facilities agreement and for acquisitions. Elster also may use facility A for bank guarantees for general corporate purposes. Facility B may be used for bank guarantees for general corporate purposes (provided that credit guarantees may be used only in a limited amount) and to roll in bank guarantees outstanding under the existing senior facilities agreement.

Interest rates and fees. Loans granted under facility A will bear interest at a rate equal to an applicable margin plus either EURIBOR, in the case of euro denominated loans, or LIBOR, in the case of other currency denominated loans, plus mandatory costs to cover the cost of compliance with the requirements of the Bank of England and the Financial Services Authority or the European Central Bank, as applicable. For utilization of bank guarantees under either facility, Elster will be required to pay commissions at a rate equal to the margin applicable to the respective facility. The applicable base margin for borrowings is currently 2.00 percent per annum in respect of facility A and 1.50 percent per annum in respect of facility B.

The applicable base margin rates for both facilities are subject to adjustment each quarter based on Elster’s leverage ratio, defined in the new senior facilities agreement as Elster’s consolidated total net debt to adjusted consolidated EBITDA (each as defined in the new senior facilities agreement), in respect of the rolling 12 month period ending on the last day of the relevant quarter.  The adjustments are similar to the adjusted EBITDA used in our existing senior facilities agreement now in effect.

The table below sets out the range of ratios and the related margin percentage per annum for each facility.

Leverage Ratio	Facility A Margin	Facility B Margin
	in percent p.a.

Greater than 3.00:1	2.75	2.25

Less than or equal to 3.00:1 and greater than 2.50:1	2.25	2.00

Less than or equal to 2.50:1 and greater than 2.00:1	2.00	1.50

Less than or equal to 2.00:1 and greater than 1.50:1	1.75	1.50

Less than or equal to 1.50:1	1.50	1.25

In addition, if Elster fails to pay any amount payable on the due date for loans granted under facility A, interest shall accrue on the overdue amount from the due date until the date of actual payment with an extra 1.0 percent added to the applicable margin.

In addition, for utilization of bank guarantees, Elster is required to pay an issuing bank fee and handling fees as applicable.  There are also customary commitment fees at a rate per annum equal to 35 percent of the then applicable margin for the relevant facility on each lender's available commitment under the relevant facility during its availability period. In addition, there is a utilization fee of 0.25 percent per annum when more than 50 percent of the aggregate amount of facility A is in use.

Guarantees. The obligations of the borrowers under the new senior facilities agreement are guaranteed by Elster Group SE (Germany) and each of Elster Holdings GmbH (Germany), Elster GmbH (Germany), Elster International GmbH (Germany), Elster Asia GmbH (Germany), Elster Holdings US, Inc. (Delaware, United States), Elster American Meter Company, LLC (Delaware, United States), Elster Perfection Corporation (Delaware, United States), Elster Solutions, LLC (Delaware, United States), Elster Holdings UK Limited (England), Elster Metering Limited (England), Elster S.A.S. (France), Elster Holdings Netherlands B.V. (The Netherlands), Elster-Instromet B.V. (The Netherlands), Elster N.V. (Belgium), EnergyICT N.V. (Belgium), Elster s.r.o. (Slovakia), Elster Medición S.A. (Spain), Elster Medição de Energia Ltda. (Brazil) and Elster Medição de Àgua S.A. (Brazil).  Elster may request that any of its subsidiaries becomes a guarantor under the agreement. Subject to certain limitations set forth in the agreement, each existing and subsequently organized or acquired subsidiary that contributes at least five percent  to Elster’s adjusted consolidated EBITDA must become a guarantor, if they are not already. If the aggregate adjusted consolidated EBITDA of all guarantors represents less than 70 percent of Elster’s adjusted consolidated EBITDA, additional subsidiaries must be added as guarantors to reach the threshold. This coverage must be maintained during the term of the new senior facilities agreement.

The obligations under the new facilities agreement are unsecured.

Term, Repayment and Cancellation. The new facilities agreement will expire five years following the date of its execution. We will be able to voluntarily cancel facilities in whole or part or prepay amounts we borrow under the facilities (subject to break costs).

Change of control. If any shareholder or shareholders acting in concert beneficially own at least 30 percent of Elster’s share capital (other than funds advised by CVC Capital Partners), a lender (subject to giving notice and expiry of certain notice periods) may cancel its commitment and require repayment of its participation in the new senior facilities.

Certain covenants and undertakings. The new senior facilities agreement contains a number of additional undertakings and covenants that, among other things, restrict subject to certain exceptions, the ability of Elster and its subsidiaries to:

•	grant liens or security interests on their assets;

•	sell, transfer or dispose of their assets;

•	incur financial indebtedness;

•	acquire interests in the share capital of any person or business;

•	enter into certain joint ventures or transfer assets or provide guarantees for the benefit of a joint venture;

•	make loans or grant credit;

•	grant guarantees;

•	enter into mergers or consolidations;

•
distribute dividends (with respect to Elster only) unless the maximum amount of the proposed dividend would not exceed an amount equal to 50 percent of Elster Group SE’s net income on an unconsolidated basis;

•	change the nature of Elster’s business; and

•	enter into non-arm’s length transactions.

Elster is permitted, among other things, to dispose of current assets (Umlaufvermögen) in the ordinary course of business without restriction, and shares, businesses and fixed assets representing not more than 7.5 percent of the total consolidated assets of the Elster Group in any financial year. No restrictions on investments in acquisitions and joint ventures apply up to euro 50 million in any financial year, and no restrictions on investments in acquisitions apply if Elster’s leverage ratio as defined in the new senior facilities agreement is less than or equal to 3.00:1 (for any acquisition completed in the 2011 financial year of Elster Group SE) or 2.50:1 (for any acquisition completed thereafter), in each case taking into account on a pro forma basis the effects of the contemplated acquisition (but being permitted to exclude a portion of the respective consideration in an amount of up to euro 50 million).

In addition, Elster is required to maintain compliance with a maximum leverage ratio and a minimum interest coverage ratio. The maximum leverage ratio measures Elster’s consolidated total net debt to adjusted consolidated EBITDA (as such terms are defined in the new senior facilities agreement). Elster is required to maintain a leverage ratio of 3.50:1 or less for testing periods ending on or before December 31, 2011, 3.25:1 or less for testing periods ending after December 31, 2011 but on or before December 31, 2012 and 3.00:1 or less for testing periods ending thereafter.

The interest coverage ratio measures the ratio of Elster’s adjusted consolidated EBITDA to consolidated total net cash interest expense (each as defined in the new senior facilities agreement). Elster is required to maintain a ratio of at least 4.00:1.

Events of default. The new senior facilities agreement contains customary events of default, in each case with customary and appropriate grace periods and thresholds, including, but not limited to:

•	non-payment of principal or interest;

•	violation of covenants or undertakings;

•	representations, warranties or written statements being untrue;

•	cross-default and cross-acceleration relating to indebtedness of at least euro 20 million;

•	certain liquidation, insolvency, winding-up or bankruptcy events;

•	creditors’ process and attachment;

•	invalidity and unlawfulness; and

•	material adverse change.

Upon the occurrence of an event of default under the new senior facilities agreement, the lenders will be able to terminate the commitments and declare all amounts, including accrued interest, due and payable and take certain other actions, such as demanding cash cover with respect to all bank guarantees then outstanding.

Conditions to drawings.  Drawings under the new facilities agreement will be subject to the condition that Elster issues notes or other instruments in an aggregate principal amount of euro 250 million and to other customary conditions.

About Elster

Elster (NYSE: ELT) is one of the world’s largest electricity, gas and water measurement and control providers. Its offerings include distribution monitoring and control, advanced smart metering, demand response, networking and software solutions, and numerous related communications and services – key components for enabling consumer choice, operational efficiency and conservation. Elster’s products and solutions are widely used by utilities in the traditional and emerging Smart Grid markets.

Elster has one of the most extensive installed revenue measurement bases in the world, with more than 200 million metering modules deployed over the course of the last 10 years. It sells its products and services in more than 130 countries across electricity, gas, water and multi-utility applications for residential, commercial and industrial, and transmission and distribution applications.

For more information about Elster, please visit www.elster.com.

Disclaimer

Elster may make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in its offering prospectuses, in press releases and other written materials and in oral statements made by Administrative Board members, managing directors or employees to third parties. Statements that are not historical facts, including statements about Elster’s beliefs and expectations, are forward-looking statements and include generally any information that relates to expectations for revenue or earnings per American Depositary Share or other performance measures. These statements are based on current plans, estimates, assumptions and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Elster undertakes no obligation to update publicly any of them in light of new information or future events.

 Forward-looking statements involve inherent risks and uncertainties. Elster cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Elster’s control, including those described in the sections “Special Note Regarding Forward-Looking Statements” and “Risk Factors” of the annual report on Form 20-F for the year ended December 31, 2010 and the prospectus dated April 8, 2011 filed with the U.S. Securities and Exchange Commission.